EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following is a list of each subsidiary of Function(x) Inc., its jurisdiction of organization, and the percentage ownership held by Function(x) Inc. as of June 30, 2011.

COMPANIES ORGANIZED IN THE UNITED STATES:

Viggle Inc.	Delaware	100%
Project Oda, Inc.	Delaware	100%

*	Common stock